51, Sogong-ro (203 Hoehyondong, 1-ga)
Jung-gu, Seoul, 100-792 Korea
Tel.822-2125-2085

September 26, 2014

To Shareholders:

Convocation Notice of the Extraordinary General Meeting of Shareholders
Notice is hereby given that an Extraordinary General Meeting of Shareholders of Woori Finance Holdings Co., Ltd. (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Soon-Woo Lee Chairman and CEO Woori Finance Holdings Co., Ltd. 51, Sogong-ro, Jung-gu, Seoul 100-792, Korea

Description

1. Date and Time	October 10, 2014 9 A.M., Seoul time.
2. Venue	5th floor / Woori Bank, 51, Sogong-ro, (203 Hoehyon-dong 1-ga) Jung-gu, Seoul, Korea
3. Agenda
A. Approval of Merger Agreement
For further information, please refer to the English
translation of the Investment Prospectus dated September
25, 2014 which has been made available for the benefit of
the Company’s U.S. shareholders and ADR holders. The
Investment Prospectus is part of the Securities
Registration Statement, the English translation of which
was furnished to the U.S. Securities and Exchange
Commission on Form CB on September 25, 2014, and can also
be downloaded from the Company’s website at
www.woorifg.com, as well as from the website of the U.S.
Securities and Exchange Commission at www.sec.gov.

-Matters Relating to Appraisal Rights

For a description of appraisal rights of shareholders dissenting to the merger, please see “Section 1. Summary of the Merger – VII. Matters Relating to Appraisal Rights” of the Investment Prospectus.